Exhibit 99.11

Reserves Certification Strategic Advisory Reservoir Characterization & Integrated Services Field Development & Capital Strategies Sproule Academy

March 10, 2016

Securities and Exchange Commission (SEC)

Re:	Evaluation of the P&NG Reserves of Penn West Petroleum Ltd.

(As of December 31, 2015)

We refer to our report dated February 3, 2016 entitled “Evaluation of the P&NG Reserves of Penn West Petroleum Ltd. (“Penn West”) (As of December 31, 2015)” (the “Sproule Report”).

We hereby consent to the inclusion of, or incorporation by, reference of and reference to, the Sproule Report in Penn West’s:

(i)	Annual Report on Form 40-F for the year ended December 31, 2015;

(ii)	Registration Statement on Form F-3 (No. 333-171675); and

(iii)	press release regarding 2015 year-end results;

(collectively, the “Disclosure Documents”).

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

SPROULE ASSOCIATES LIMITED

Gary R. Finnis, P.Eng.
Manager, Engineering and Partner